Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated January 26, 2006 accompanying the balance sheet of Invisa, Inc. as of December 31, 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two year period then ended contained in the Registration Statement and Prospectus, which report contains an explanatory paragraph relating to certain significant risks and uncertainties which conditions raise substantial doubt about the Company’s ability to continue as a going concern. We consent to the use of the aforementioned report in the Registration Statement and Prospectus.

/s/ Aidman, Piser & Company, P.A.

Tampa, Florida
August 9, 2006